SECURITI )N

13010099

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing Section

FEB 2 6 2013

Washington DC

SEC FILE NUMBER
8-66065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

405

REPORT FOR THE PERIOD BEGINNING____01/01/12____ AND ENDING____12/31/12____
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA Savvian Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street
_____
(No. and Street)

San Francisco, California 94111
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel H. Veatch   (415) 318-3626
                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co. LLP
_____
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Daniel H. Veatch_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____GCA Savvian Advisors, LLC_____ , as
of _____December 31,_____ , 20 _12___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____Daniel H. Veatch_____
Signature

Chief Financial Officer
_____
Title

_____Dorothy Frantin_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GCA SAVVIAN ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2012

GCA SAVVIAN ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2012

TABLE OF CONTENTS



465 California Street | Phone: (415) 434-3744
Suite 700 | Fax: (415) 788-2260
San Francisco, CA 94104 | www.oumcpa.com

INDEPENDENT AUDITOR'S REPORT

The Managing Member of
GCA Savvian Advisors, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of GCA Savvian Advisors, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCA Savvian Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 18, 2013

GCA SAVVIAN ADVISORS, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	13,627,280
Accounts receivable, net of allowance of $552,543		3,676,373
Due from affiliates		6,329,594
Deferred tax asset		753,266
Prepaid expenses		157,158
Total assets	$	24,543,671

Liabilities and Member's Equity

Accounts payable	$	341,544
Accrued compensation		6,359,172
Due to affiliates		137,494
Deferred revenue		304,167
Deferred rent		930,858
Other accrued liabilities		811,105
Total liabilities		8,884,340

Commitments and contingencies (Note 6)

Member's equity		15,659,331
	$	24,543,671

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Income

Year ended December 31, 2012

Revenues:		
Investment banking and transactional fees	$	52,449,413
Expenses:		
Compensation and benefits		18,797,461
Professional services		799,719
Office and equipment leases		2,922,038
Marketing and business development		812,926
Allocations of revenue to affiliate on cross-border transactions		2,096,969
Other general and administrative		4,687,392
		30,116,505
Operating income		22,332,908
Loss on exchange rates		(824,260)
Other expenses		(12)
Interest income		9,335
Other income (loss), net		(814,937)
Income before income taxes		21,517,971
Income taxes		8,454,212
Net income	$	13,063,759

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Changes in Member's Equity's

Year ended December 31, 2012

Member's equity at beginning of year	$	19,161,868
Net distributions to member		(16,566,296)
Net income		13,063,759
Member's equity at end of year	$	15,659,331

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	13,063,759
Adjustments to reconcile net income to net cash provided by operating activities:		
Allowance for doubtful accounts receivable		(21,242)
Deferred rent		135,800
Deferred tax assets		24,195
Changes in operating assets and liabilities:		
Accounts receivable		(506,940)
Due to affiliates, net		(8,730,856)
Prepaid expenses		(13,629)
Accounts payable		118,229
Accrued compensation		(602,137)
Deferred revenue		48,334
Other accrued liabilities		51,406
Cash provided by operating activities		3,566,919
Cash flows from financing activities:		
Net distributions to member		(16,566,296)
Cash used in financing activities		(16,566,296)
Net decrease in cash and cash equivalents		(12,999,377)
Cash and cash equivalents at beginning of year		26,626,657
Cash at end of year	$	13,627,280
Cash paid to GCA Savvian, Inc. during the year for:		
Income taxes	$	2,902,123

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Notes to Financial Statements
December 31, 2012

(1) Organization and Operations

GCA Savvian Advisors, LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc., a Delaware corporation. GCA Savvian, Inc. is a wholly owned subsidiary of GCA Savvian Group Corporation (GCASG Corp.), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. The Company was originally licensed on November 24, 2003 as Perseus Advisors, LLC. In February 2006, the Company changed its business name to Savvian Advisors, LLC. In March 2008, the Company changed its business name to GCA Savvian Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 5, all of the Company's revenues are derived in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of the fair value of warrants received as compensation for services provided; the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCASG Corp.; and the allocation of compensation and benefits incurred by GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. on behalf of the Company.

(b) *Basis of Accounting*

The Company prepares its financial statements in conformity with U.S. GAAP.

(c) *Revenue Recognition*

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized monthly as services are provided.

Transactional fees are recognized as revenue when the related transaction is completed and fees are earned.

Initial or one-time retainer fees received at the start of an engagement are deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided.

From time to time, the Company receives a portion of its transaction fees in the form of equity instruments such as common or preferred stock, or warrants. Such investments are sold upon receipt to GCA Savvian, LLC, an affiliate of the Company, at the estimated fair value of the respective equity instruments. During 2012, the Company received warrants from one client and recognized $139,144 of transaction fee revenue for the warrants received. The Company uses a third party valuation company to assist the Company in calculating the estimated fair value of those warrants, utilizing the Black-Scholes option-pricing model.

The Company recognizes direct reimbursements of client related expenses related to its investment banking services as a reduction in general and administrative expenses. Direct expenses related to client reimbursable expenses of $618,351 were recognized in 2012.

For the year ended December 31, 2012, 29%, or $15,060,278, of the Company's revenue was from two clients.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. As of December 31, 2012, the Company held no cash equivalents.

The Company places its cash with a well established financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the Company's non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company's non-interest bearing cash balances may again exceed federally insured limits.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. Historically, the Company's

credit losses have not been significant; however, as of December 31, 2012, the Company has recorded an allowance for doubtful accounts of $552,543. Allowances for doubtful accounts are generally based on past due accounts considered by management to be uncollectible. As of December 31, 2012, 65%, or $2,377,362, of the net accounts receivable outstanding was from three clients.

(f) *Fair Value of Financial Instruments*

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(g) *Income Taxes*

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of GCA Savvian, Inc. As the Company's results of operations provide the funding source for payment of GCA Savvian Inc.'s income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by GCA Savvian, Inc.

The Company adopted the provisions of ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which it is required to file income tax returns, as well as for all open tax years in these jurisdictions. No liabilities for uncertain income tax positions were recorded based on the Company's analysis as of or during the year ended December 31, 2012.

(h) *Advertising and Promotion Costs*

The Company expenses advertising and promotion costs as incurred. Advertising and promotion costs were $43,000 for the year ended December 31, 2012, and are included in marketing and business development expenses in the accompanying financial statements.

(3) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2012, the Company did not make any profit-sharing contributions to the plan.

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2012 is as follows:

	Current	Deferred	Total
Federal	$ 7,133,580	$ 3,922	$ 7,137,502
State	1,296,437	20,273	1,316,710
	$ 8,430,017	$ 24,195	$ 8,454,212

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non-deductible expenses.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2012 primarily relate to California income taxes, accrued compensation and deferred rent.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. As of December 31, 2012, management has not recorded any valuation allowance on existing deferred tax assets.

(5) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an Expense Reimbursement Agreement. Specifically, the Company recognized $125,514 of other general and administrative expenses, $2,892,642 of office lease expenses and facilities and equipment expenses, and $652,503 of compensation and benefits expenses in 2012 for costs incurred by GCA Savvian, LLC on behalf of the Company.

In addition, the Company recognizes certain other expenses that are incurred by GCA Savvian, LLC and GCA Savvian, Inc. on behalf of the Company in its financial statements. Specifically, the Company recognized $2,169,485 of net compensation and benefits related expense incurred by GCA Savvian, LLC on behalf of the Company and $8,453,412 of income tax expense incurred by GCA Savvian, Inc. for

federal, state, and local income taxes. The Company made cash distributions to GCA Savvian, Inc. to fund compensation and benefits and income taxes incurred by affiliates on the Company's behalf.

As previously noted, from time to time, the Company receives warrants as a form of compensation for its services. The Company sold $139,144 of warrants received in 2012 to GCA Savvian, LLC. No gain was recognized on the sale of warrants to GCA Savvian, LLC.

In addition, the Company and GCASG Corp. have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company recognized $69,181 of net reimbursements from GCASG Corp. in 2012 in other general and administrative expenses. The Company and GCASG Corp. allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology. During 2012, the Company recognized $9,153,636 of revenue from cross-border transactions initiated by GCASG Corp. (included in investment banking and transactional fees on the accompanying statement of income), and allocated $2,096,969 of revenue to GCASG Corp. for cross-border transactions initiated by the Company (included in expenses on the accompanying statement of income).

As of December 31, 2012, the Company had receivables from GCASG Corp. of $6,242,981; and from GCA Savvian Europe Limited, a subsidiary of GCASG Corp., of $86,613. The Company had an outstanding payable at December 31, 2012 of $137,494 to GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc.

(6) Commitments and Contingencies

(a) *Leases*

GCA Savvian, LLC has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2017. The Company incurred $2,232,052 of office facility lease expense and $689,986 of equipment and furniture lease expense during 2012 consisting primarily of reimbursements to GCA Savvian, LLC under the Expense Reimbursement Agreement.

The office facility leases for the San Francisco, CA, New York, NY, and Menlo Park, CA offices provide for escalating rent payments or free rent periods during the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under lease obligations for office facilities for years ending after December 31, 2012 are as follows:

Year ending December 31,	Office facilities
2013	$ 2,116,252
2014	1,100,850
2015	1,125,532
2016	1,074,221
2017	530,259
Thereafter	-
	$ 5,947,114

(b) Legal Matters

The Company is not aware of any material pending or threatened litigation that would have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

(c) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1, of $4,742,940, which was $4,150,651 in excess of its net capital requirement of $592,289. The Company's ratio of aggregate indebtedness to net capital was 1.87 to 1 as of December 31, 2012.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(7) Subsequent Events

The Company has evaluated subsequent events after December 31, 2012 through February 18, 2013, the date the accompanying financial statements were available to be issued, and has determined there are no matters requiring disclosure.

SUPPLEMENTAL INFORMATION

GCA SAVVIAN ADVISORS, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission Act of 1934

December 31, 2012

Net capital:		
Total member's equity	$	15,659,331
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		(3,676,373)
Due from affiliates		(6,329,594)
Deferred tax asset		(753,266)
Prepaid expenses		(157,158)
Total deductions and/or charges		(10,916,391)
Net capital	$	4,742,940
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	341,544
Accrued compensation		6,359,172
Due to affiliates		137,494
Deferred revenue		304,167
Deferred rent		930,858
Other accrued liabilities		811,105
Total aggregate indebtedness	$	8,884,340
Computation of basic net capital requirement:		
Net capital	$	4,742,940
Minimum net capital required (6 ⅔% of aggregate indebtedness or $100,000, whichever is greater)		592,289
Excess net capital	$	4,150,651
Ratio: Aggregate indebtedness to net capital		1.87 to 1
Reconciliation with Company's computation (included in FOCUS report Part II (unaudited) of Form X-17-A-5 as of December 31, 2012):		
Net capital, as reported in Company's FOCUS report Part II (unaudited) of Form X-17-A-5	$	4,742,939
Rounding differences		1
Net capital per above	$	4,742,940

See accompanying independent auditor's report.



465 California Street | Phone: (415) 434-3744
Suite 700 | Fax: (415) 788-2260
San Francisco, CA 94104 | www.oumcpa.com

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Managing Member
  GCA Savvian Advisors, LLC

In planning and performing our audit of the financial statements of GCA Savvian Advisors, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

Page 14

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

OUM & Co. LLP

San Francisco, California
February 18, 2013

GCA SAVVIAN ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS
(FORM SIPC-7)

DECEMBER 31, 2012

(WITH INDEPENDENT AUDITOR'S REPORT ON
APPLYING AGREED-UPON PROCEDURES THEREON)



465 California Street | Phone: (415) 434-3744
Suite 700 | Fax: (415) 788-2260
San Francisco, CA 94104 | www.oumcpa.com

INDEPENDENT AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of
GCA Savvian Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by GCA Savvian Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating GCA Savvian Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GCA Savvian Advisors, LLC's management is responsible for the GCA Savvian Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger and proof of payment, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger system reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger system reports, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

OUM & Co. LLP

San Francisco, California
February 18, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 066065   FINRA   DEC
> GCA SAVVIAN ADVISORS LLC   10*10
> 150 CALIFORNIA ST 23RD FL
> SAN FRANCISCO CA 94111-4500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ ___131,147___

    B. Less payment made with SIPC-6 filed (exclude interest)   (___47,700___)

    ___7/20/12___
         Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ ___83,447___

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ ___83,447___

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GCA SAVVIAN ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

Daniel N. Venter
(Authorized Signature)

Dated the _8_ day of _FEBRUARY_ , 20 _13_ .

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation_____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 52,458,748

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions _____

2d. SIPC Net Operating Revenues $ 52,458,748

2e. General Assessment @ .0025 $ 131,147

(to page 1, line 2.A.)

2